United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: July 2nd, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Draka and Alcatel completed the combination
of global optical fiber and communication cable activities

This announcement is not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, Ireland, South Africa or Japan. This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities in any jurisdiction. The offer to acquire shares in Draka pursuant to the proposed equity issue will be made solely on the basis of information contained in the prospectus to be published in connection with such equity issue.

Paris, July 2, 2004 — Draka Holding N.V. (“Draka”) and Alcatel (Paris : CGEP.PA and NYSE : ALA) announce that they have completed the transaction in relation to the combination of their respective global optical fiber and communication cable businesses. This transaction, which was announced in press releases dated 10th February 2004 and 17th May 2004, creates a world leader in the field of optical fiber and communication cable, in which Draka owns 50.1% and Alcatel owns 49.9%. The effective date of the transaction is 1st July 2004 and the name of the new company is Draka Comteq B.V.

About Draka
Draka Holding N.V. (“Draka”) is the holding company of a number of operating companies which are engaged worldwide in the development, production and sale of cable and cable systems. Draka’s operations are centred on its Telecommunication Cable and Systems Product Group and Low-Voltage and Special-Purpose Cable Product Group.

Draka has 59 operating companies in 25 countries in Europe, America and Asia. The company has a flat, decentralised organisational structure, in which the operating companies enjoy a large measure of independence and are accountable for their own net turnover and results. Approximately 7,850 people are employed by Draka companies worldwide. Draka Holding N.V., the head office, is established in Amsterdam. In 2003, Draka achieved net turnover of Euro 1.4 billion, with a net result of Euro 11.2 million. Draka Holding N.V. ordinary shares and subordinated convertible debentures are listed on Euronext Amsterdam. The company has been included in the Next150 indice since 2001. As from 8 July 2002 options on Draka-shares are traded on the Euronext Amsterdam Derivative Markets.

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of Euro 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: www.alcatel.com

Draka Holding N.V. contacts
Jan van Kesteren – CEO	Tel :+ +31 20 568 9888
Jaap Sulkers – Director Control	Tel :+ +31 20 568 9805

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com

Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com